UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-08274                                     June 16, 2008

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

MassMutual Select Funds
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4. Address of principal executive office (number,street,city,state,zip code):

1295 State Street
Springfield, MA  01111

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT








REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of MassMutual Select Small Cap Value Equity Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that MassMutual Select Small Cap Value Equity Fund (the "Fund") complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 14, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 14, 2007 and with respect to agreement of security purchases and sales, for the period from November 30, 2007 (the date of our last examination) through December 14, 2007:

1.  Confirmation of all securities held in book entry form by The
Depository Trust Company;

2. Confirmation of all securities that are hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Fund and the Custodian;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian records; and

5. Agreement of a sample of security purchases and security sales or maturities since November 30, 2007 from the books and records of the Fund to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of December 14, 2007 and for the period from November 30, 2007 through December 14, 2007 with respect to securities reflected in the investment account of the Fund, is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Boston, Massachusetts

June 16, 2008













June 16, 2008

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of MassMutual Select Small Cap Value Equity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 14, 2007, and from November 30, 2007 (the date of your last examination) through December 14, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 14, 2007, and from
November 30, 2007 through December 14, 2007, with respect to securities reflected in the investment account of the Fund.


By:



Eric Wietsma, Corporate Vice President and
President of MassMutual Select Small Cap Value Equity Fund




Nicholas H. Palmerino, Chief Financial Officer and
Treasurer of MassMutual Select Small Cap Value Equity Fund